United States securities and exchange commission logo





                           October 21, 2021

       Jane Hunter
       Chief Executive Officer
       Tritium DCFC Ltd
       48 Miller Street
       Murarrie, QLD 4172
       Australia

                                                        Re: Tritium DCFC Ltd
                                                            Registration
Statement on Form F-4
                                                            Filed September 24,
2021
                                                            File No. 333-259793

       Dear Ms. Hunter:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form F-4 filed September 24, 2021

       Non-GAAP Financial Measures, page v

   1. We note you present Non-GAAP Financial Measures, including consolidated segment gross profit (loss) and
consolidated segment gross margin. Please be advised we believe the most directly
comparable GAAP measures to the Non GAAP Financial Measures you present are GAAP gross
profit (loss) and GAAP gross margin. Please revise your
                                                        presentation to
prominently disclose and reconcile the Non-GAAP Financial Measures you present to the most
directly comparable GAAP measures as required by Item 10(e) of
                                                        Regulation S-K and
Regulation G. This comment is also applicable to the disclosures in
                                                        MD&A on page 219.
 Jane Hunter
FirstName LastNameJane   Hunter
Tritium DCFC  Ltd
Comapany
October 21,NameTritium
            2021        DCFC Ltd
October
Page  2 21, 2021 Page 2
FirstName LastName
Risk Factors, page 38

2. Please add a risk factor discussing Section 9.3 of Exhibit 4.3, including whether it applies to claims arising under the Securities Act and the Exchange Act. Also address any risks to investors, including increased costs to bring a claim and that these provisions can
         discourage claims or limit investors    ability to bring a claim in a
judicial forum that they
         find favorable. Your disclosure should also address whether there is any question as to whether a court would enforce the provision.
Background of the Business Combination, page 105

3. Please revise to provide greater clarity on the timing and nature of your negotiations with
         Tritium. Please address the following matters in your response and revised disclosures:

                Credit Suisse's engagement by Tritium in October 2020 and Credit Suisse served as an underwriter for the SPAC's IPO, which was completed in February 2021;
                the conference call attended by Riverstone Holdings on February 8, 2021 regarding
              Tritium, which was the same day the IPO was completed;
                the engagement of a law firm, also on February 8, 2021. Also that same day, an indication of interest was drafted and submitted to Tritium, and it appears the submission included specific financial terms;
                how the specific financial terms in the February 8, 2021 were determined, given your disclosure that the SPAC first became aware of Tritium that same day; and
                the nature and extent of negotiations referenced in your disclosure regarding the
              March 8, 2021 renouncement.
DCRN Boards Consideration of and Reasons for Approving the Business Combination, page 111

4. Please refer to the second, third, fourth and ninth bullet points. Please expand to explain each factor referenced in those bullets and explain how those factors relate to the board's conclusions for approving the business combination. For example, describe the research on 13 comparable companies and comparable transactions and how that information relates to the board's conclusions. Provide similar information with respect to the
         "financial and valuation analysis" of Tritium and the business combination.
5. Please expand the disclosure beginning on page 105 to more specifically describe the
         "active role" the independent directors took, as mentioned on page
112.
Unaudited Prospective Financial Information, page 114

6. We note the projections in the table and the assumptions in the paragraphs that follow.
         Please revise to clarify the assumptions underlying the projected financial information and explain how those assumptions relate to the information in the table. Quantify the assumptions to the extent possible, including those underlying your revenue projections.
7. We note that the projected financial information is through 2026. Please revise to clarify
 Jane Hunter
FirstName LastNameJane   Hunter
Tritium DCFC  Ltd
Comapany
October 21,NameTritium
            2021        DCFC Ltd
October
Page  3 21, 2021 Page 3
FirstName LastName
         the basis of the projections beyond year three and if the forecasts reflect more than simple assumptions about growth rates. Explain why the growth rates you selected are reasonable.
Related Agreements
Form of A&R Registration Rights Agreement, page 158

8. Please disclose whether there are any maximum cash penalties under the registration rights agreement. Please also disclose any additional penalties resulting from delays in registering the common stock. Refer to ASC 825-20-50-1.
Unaudited Pro Forma Condensed Combined Financial Information, page 162

9. In note (2) on page 165, you appear to indicate that the maximum redemption scenario is determined based on the assumption that a Minimum Cash Condition of $200 million is satisfied at Closing (after giving effect to the PIPE Funds, redemption payments and
         DCRN transaction expenses). Given the disclosure that there is a Minimum Cash
         Condition of $200 million, please clarify why the pro forma balance of cash and cash equivalents under the maximum redemption scenario is less than the amount of the
         Minimum Cash Condition.
Unaudited Pro Forma Condensed Combined Balance Sheet - As of June 30, 2021, page 166

10. We note you disclose authorized, issued and outstanding shares on a historical basis.
         Please revise your pro forma balance sheet as of June 30, 2021 to also disclose the number of shares authorized, issued and outstanding on a pro forma basis.
11. In regard to balance sheet line items that are impacted by several pro forma adjustments, please provide a summary that clearly shows the impact of each pro forma adjustment on the balances presented. This information can be provided in a footnote or in a manner similar to how you present the impact of pro forma adjustments on cash and cash equivalents.
Unaudited Pro Forma Condensed Combined Statement of Operations - For the year ended June
30, 2021, page 168

12. Please present historical and pro forma earning per share disclosures on the face of the pro forma statement of operations. Refer to Rule 11-02(a)(9)(i) of Regulation S-X.
3. Transaction Accounting Adjustments to Unaudited Pro Forma Condensed Combined Financial
Information, page 170

13.      In regard to footnotes 3(1)(c), 3(1)(d), 3(1)(h), 3(1)(j), and 3(1)(l)
on pages 170 and 171, it
         is not clear to us where or how the expenses related to each pro forma adjustment are reflected in the pro forma statement of operations under both redemption scenarios.
         Please clarify or revise the pro forma statement of operations to reflect the related expenses. Refer to Rules 11-02(a)(6)(i)(B) and 11-02(a)(11)(i) of Regulation S-X.
 Jane Hunter
FirstName LastNameJane   Hunter
Tritium DCFC  Ltd
Comapany
October 21,NameTritium
            2021        DCFC Ltd
October
Page  4 21, 2021 Page 4
FirstName LastName
14. In regard to footnote 3(1)(g) on page 171 and footnote 3(1)(b) on page 172, it is not clear to us where or how the $13.8 million expense related to the early prepayment penalty that will be recorded when the CIGNA loan is repaid is reflected in the pro forma statement of operations under both redemption scenarios. Please clarify or revise the pro forma statement of operations to reflect this expense. Refer to Rules 11-02(a)(6)(i)(B) and 11-
         02(a)(11)(i) of Regulation S-X. In addition, we note you obtained an additional $30 million of borrowings in August 2021 that are not reflected in the pro forma financial statements, please clarify if and how these proceeds were used and whether the additional borrowing will also be required to be repaid as a result of the Business Combination.
15. In regard to footnotes 3(1)(h) and 3(1)(l) on page 171, it is not clear to us how the expense amounts related to each pro forma adjustment were calculated. Please clarify or revise your disclosures to address the terms and assumptions underlying the amounts disclosed related to the modifications/settlements. Please also disclose whether any options will remain outstanding after the Business Combination.
4. Pro forma loss per Share Information, page 173

16. Please quantify the equity instruments excluded from the calculations of pro forma losses per share because they are antidilutive.
Business of Tritium, page 193

17. Please clarify how your products are now distributed, given the expiration of the agreement mentioned in your disclosure on page 41. Please also clarify the disclosure that the agreement "requires Tritium and Gilbarco to negotiate the assignment of existing
         contracts between Gilbarco and Tritium   s end customers or enter
continuity agreements
         for supply and servicing under such contracts."
Tritium Management's Discussion and Analysis of Financial Condition and Results of
Operations
Key Factors Affecting Operating Results, page 211

18.      Please revise MD&A to more fully address the following:
             Given the disclosures that to mitigate potential shipping delays you sent certain orders by air instead of by sea, disclose and discuss the potential impact of the change in shipping methods on your operating results;
             Given the disclosures regarding the termination of a distribution agreement with
             Gilbarco, disclose and discuss the potential impact of the termination on your operating results; and
             Disclose and discuss your short-term and long-term liquidity requirements and priorities following the Business Combination, including the potential impact of cash redemptions.
International Operations Expansion, page 212
 Jane Hunter
FirstName LastNameJane   Hunter
Tritium DCFC  Ltd
Comapany
October 21,NameTritium
            2021        DCFC Ltd
October
Page  5 21, 2021 Page 5
FirstName LastName
19. Please expand to discuss the timing of your expansion plans, the anticipated amount it will cost and the source of funds.
Critical Accounting Policies and Estimates
Share-Based Compensation, page 229

20. In regard to common stock valuations discussed on page 230, you indicate that the weighted average exercise price is equal to the weighted average stock price. We also note your disclosure on page 229 that the fair value of the underlying ordinary stock
         considered the price per stock paid by investors in Tritium   s
private financings in addition
         to independent external valuations obtained. Please revise your disclosure to clarify the process by which you used the price per stock paid and external valuations to determine the fair value of your common stock. Please address the valuation methodologies used, including any significant assumptions, estimates and uncertainties involved in your determination of fair value. Please also address the facts and circumstances that result in differences between those valuations and the fair value implied by the current Business
         Combination.
Tritium Relationships and Related Party Transactions, page 274

21. If, as indicated by your disclosure on page 221, you intend to repay all existing indebtedness, including debt held by your affiliates, please revise to describe those intended transactions and the amounts that each affiliate will receive.
22. For the last four transactions in this section, please revise to clarify which of your affiliates participated in the transaction and the nature and extent of their interests.
Tritium Holdings PTY LTD - Consolidated Financial Statements
Note 1 - Summary of Significant Accounting Policies
Recently Issued Accounting Standards, page F-43

23. We note you have disclosed when recently issued accounting standards are effective but you did not disclose when you expect to adopt ASU 2019-12, ASU 2020-06, ASU 2020-
         08 and ASU 2020-10. Given your intention to take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act, please disclose the dates on which you expect to adopt the recently issued accounting standards, assuming you remain an EGC at such time. Refer to Question 14 of the Jumpstart Our Business Startups Act
         Frequently Asked Questions.
Note 27 - Subsequent Events, page F-73

24. Please disclose the specific date through which subsequent events have been evaluated and state whether that date is the date the financial statements were issued or the date the financial statements were available to be issued. Refer to ASC 855-10-50-1.
General
 Jane Hunter
FirstName LastNameJane   Hunter
Tritium DCFC  Ltd
Comapany
October 21,NameTritium
            2021        DCFC Ltd
October
Page  6 21, 2021 Page 6
FirstName LastName

25. Please highlight the material risks to public warrant holders, including those arising from differences between private and public warrants. Clarify whether recent common stock trading prices exceed the threshold that would allow the company to redeem public warrants. Clearly explain the steps, if any, the company will take to notify all shareholders, including beneficial owners, regarding when the warrants become eligible for redemption.
26.      Please disclose the sponsor and its affiliates    total potential
ownership interest in the
         combined company, assuming exercise and conversion of all securities.
27. Please revise the conflicts of interest discussion so that it highlights all material interests
         in the transaction held by the sponsor and the company   s officers
and directors. This could
         include fiduciary or contractual obligations to other entities as well as any interest in, or affiliation with, the target company. In addition, please clarify how the board considered those conflicts in negotiating and recommending the business combination.
28. Your disclosure indicates that the SPAC charter waived the corporate opportunities doctrine. Please address this potential conflict of interest and whether it impacted your search for an acquisition target.
29. Revise your disclosure to show the potential impact of redemptions on the per share value of the shares owned by non-redeeming shareholders by including a sensitivity analysis showing a range of redemption scenarios, including minimum, maximum and interim redemption levels.
30. We note that certain shareholders agreed to waive their redemption rights. Please describe any consideration provided in exchange for this agreement.
31. Please revise to disclose all possible sources and extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the business combination. Provide disclosure of the impact of each significant source of dilution, including the amount of equity held by founders, convertible securities, including warrants retained by redeeming shareholders, at each of the redemption levels detailed in your sensitivity analysis, including any needed assumptions.
32. Quantify the value of warrants, based on recent trading prices, that may be retained by redeeming stockholders assuming maximum redemptions and identify any material resulting risks
33. It appears that underwriting fees remain constant and are not adjusted based on redemptions. Revise your disclosure to disclose the effective underwriting fee on a percentage basis for shares at each redemption level presented in your sensitivity analysis related to dilution.
34. Please highlight material differences in the terms and price of securities issued at the time of the IPO as compared to private placements contemplated at the time of the business
         combination. Disclose if the SPAC   s sponsors, directors, officers or
their affiliates will
 Jane Hunter
Tritium DCFC Ltd
October 21, 2021
Page 7
      participate in the private placement.
35. Please quantify the aggregate fees payable to Credit Suisse that are contingent on completion of the business combination.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Ernest Greene at (202) 551-3733 or Anne McConnell at
(202) 551-3709
if you have questions regarding comments on the financial statements and related matters. Please contact Geoff Kruczek at (202) 551-3641 or Anne Parker, Office Chief, at (202)
551-3611 with any other questions.



                                                           Sincerely,
FirstName LastNameJane Hunter
                                                           Division of
Corporation Finance
Comapany NameTritium DCFC Ltd
                                                           Office of
Manufacturing
October 21, 2021 Page 7
cc:       Christopher Lueking
FirstName LastName